Liquid Media Announces Letter of Intent to Acquire iNDIEFLIX

Vancouver, BC – May 10, 2021 – Liquid Media Group Ltd. (“the Company” or “Liquid”) (Nasdaq: YVR) today announced the signing of a letter of intent (the “LOI”) to acquire iNDIEFLIX Group Inc. (“iNDIEFLIX”).

iNDIEFLIX is a global subscription video-on-demand streaming service focused on content with a purpose. iNDIEFLIX has evolved its initial offering, by expanding into the “Live” social impact space, and transforming into an ‘edutainment’ company with a foundation to further support its mission and vision. CEO and Co-founder Scilla Andreen is an award-winning Producer, Director, Costume Designer and author.

Under the terms of the LOI, Liquid would acquire iNDIEFLIX for up to 1.67M common shares of Liquid, which are scheduled to be paid out to iNDIEFLIX investors across specific performance milestones in five equal tranches of 333,333 common shares each (the “Consideration Shares”). The first tranche of Consideration Shares is payable upon closing, with four remaining milestones triggered by iNDIEFLIX revenues totalling US$65M in the years ahead. Additional cash will be invested in iNDIEFLIX’s ongoing operations, beginning with immediate availability of a secured bridge loan in the amount of $500K, to be applied towards working capital and production of original content for iNDIEFLIX’ education and other channels.

“In recent years, iNDIEFLIX wisely expanded, adding B2B to their foundational B2C service, and is now established in distributing social impact-based film programming and curriculum to an impressive array of audiences and markets - including corporate, government, education and others worldwide,” said Ronald Thomson, CEO of Liquid. “Scilla’s vision has grown iNDIEFLIX into a market leader in the social impact category of the edutainment sector. iNDIEFLIX’s operations now go well beyond just video content and into publication of educational materials and other areas complementary to their content.”

“We are extremely excited about our future with Liquid Media Group. Our streaming service of content for a purpose and mission to provide monetization to content creators, is perfectly in line with Liquid’s mission to create a comprehensive solution to taking amazing IP from creation to monetization. iNDIEFLIX will continue to operate as its own business with all of the people and resources we have developed over the years so we can continue our good work to create and deliver positive impact programming in the world, ” said iNDIEFLIX CEO & Co-Founder Scilla Andreen.

“This transaction is an excellent first step and consistent with Liquid’s acquisition strategy going forward; with performance-based payment of the purchase price, and an outstanding fit with Liquid’s end-to-end IP creation, financing, production and monetization solution,” added Thomson.

Final terms of the acquisition will be conclusively determined in a binding definitive agreement to be entered on or prior to closing. Completion of the acquisition is subject to customary due diligence and documentation provisions and any necessary share issuance requirements and approvals.

About iNDIEFLIX:

iNDIEFLIX Group Inc is a global 'edutainment' streaming service that creates, promotes and supports social impact films to create positive change in the world.

Additional information is available at www.iNDIEFLIX.com

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About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization. The new Liquid Media Token Strategy will empower its users to capitalize and monetize all four pillars of IP: Creation, Use/Subscription, Financing, and Licensing/Protection.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Primoris Group

+1 (416) 489-0092

pg@liquidmediagroup.co

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